SUB-ITEM 77D:

Effective October 12, 2010, the Tocqueville Small Cap Fund was renamed the Tocqueville Opportunity Fund.  The Fund’s investment objective remains the same.  The Opportunity Fund seeks to achieve its investment objective by investing in the common stocks of small and mid cap companies which have the potential to deliver superior long term earnings growth.

The portfolio manager will invest in common stocks that he believes will achieve the Opportunity Fund’s objective of long-term capital appreciation.  In accordance with the portfolio manager’s investment discipline, he evaluates a number of key attributes and searches for companies which are market leaders in growth industries. The portfolio manager believes that a strong brand name and the ability to raise the prices of their service or product can be an equally significant consideration in research of the companies.  The Opportunity Fund seeks to invest in companies whose sales and earnings have increased at a consistent rate.  The portfolio manager’s investment approach includes the analysis of company financial statements in addition to meeting with corporate managements. The portfolio manager believes that companies should be evaluated through the analysis of various fundamental stock characteristics and he focuses on earnings and sales growth, valuation, and profitability.

The Opportunity Fund seeks to achieve significant portfolio diversification by investing in a number of sectors and industries in the United States.  In addition, the Opportunity Fund may invest up to 20% of its net assets in foreign securities, including in American Depositary Receipts (“ADRs”) in both developed and emerging markets.

The Fund may employ investment techniques that are not principal investment strategies of the Fund. The Fund may enter into repurchase agreements, invest in illiquid and restricted securities and invest in other investment companies. The Fund may sell securities short “against the box.” The Opportunity Fund may invest in options on securities, indices and currencies and use such securities to hedge risk.  Each of these investment techniques is subject to certain limitations and restrictions and involves additional risks which are described in more detail in the SAI.